UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 000-56154

Guardforce AI Co., Limited

(Translation of registrant’s name in English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Officers and Directors.

On August 10, 2020, Guardforce AI Co., Limited (the “Company”) announced that Mr. Jingxu (James) Wu, the Company’s Chief Financial Officer (“CFO”) and a director, was resigning from his position as CFO, effective immediately. Mr. Wu’s resignation as CFO is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices. Mr. Wu will remain as a member of the board of directors of the Company.

Effective August 10, 2020, Mr. Terence Wing Khai Yap, the Company’s Chairman of its board of directors, will become the Company’s Chief Financial Officer, replacing Mr. Wu in this position.

For information regarding the background and recent work history for each of Mr. Wu and Mr. Yap, please refer to Item 6.A, “Directors, Senior Management and Employees – Directors and Senior Management” in the Company’s Form 20-F, Amendment No. 2, filed with the Securities and Exchange Commission on June 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUARDFORCE AI CO., LIMITED

August 10, 2020	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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